Exhibit (a)(1)(I)

Dear Shareholder of D.E MASTER BLENDERS 1753 N.V:

You are receiving this letter because you are a shareholder of D.E MASTER BLENDERS 1753 N.V. (‘‘DEMB’’).

Under a negotiated merger protocol, Oak Leaf B.V. (‘‘Oak Leaf’’) has agreed to acquire all of the outstanding ordinary shares of DEMB. Oak Leaf is offering to purchase all of DEMB’s ordinary shares at a price per share of €12.50 (to be reduced by dividends paid between now and the date of payment, if there are any) on the terms set forth in the accompanying Offer Memorandum (the ‘‘Offer’’). The Offer will expire at 5:40 pm, Central European Time (11:40 am Eastern Time) on August 15, 2013 (the “Expiration Time’’), unless such Offer is extended or terminated.

If you have not already done so, we urge you to provide your tender instructions to the bank or brokerage firm at which your shares are held. Given the expiration date of August 15, 2013, time is of the essence. Additionally, your bank or brokerage firm may have a deadline to provide tender instructions earlier than August 15, 2013. We urge you to contact your representative at the firm at which your shares are held if you have any questions about the status of your tender instructions.

If you have any questions about the Offer, please contact the Information Agent, Georgeson, at (800) 561-3947 (for U.S. holders) or 00 800 3813 3813 (for European holders). We hope that you find the Offer compelling and encourage you to tender your shares.

Very truly yours,

OAK LEAF B.V.